ULTRAPETROL
(Bahamas) Limited
First Quarter 2011 Results
Presentation
May 9, 2011

 Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’
‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-
looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:
 – unexpected future operating or financial results
 – delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
 – changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
 – our ability to obtain additional financing
 – changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
 – deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives
 – delays or defaults by our contract counter-parties in performing their obligations to us
 – loss of one or more key members of our management team
 – changes in governmental rules and regulations or actions taken by regulatory authorities
 – adverse weather conditions that can affect production of the goods we transport and navigability of the river system
 – the highly competitive nature of the oceangoing transportation industry
 – the loss of one or more key customers
 – unexpected fluctuations in foreign exchange rates and devaluations
 – liabilities from future litigation
 – other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended December 31, 2010
 – Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management’s discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.
Forward Looking Statements & EBITDA

($000's)	Three months ended March 31, 2011	Three months ended March 31, 2010	% Change
Revenues	$58,322	$54,230	8%
Adjusted EBITDA [(1) (2)]	$11,918	$19,629	-39%
Net income (loss) as reported [(1)]	($7,683)	$7,825	
EPS as reported (In $ per share)	($0.26)	$0.26	
Adjustments to net income as reported			
Unrealized non-cash gains on FFAs	0	(2,501)	
Income tax on Exchange Variance Provision [(3)]	1,130	(1,102)	
Adjusted Net (loss) income	($6,553)	$4,222	
Adjusted EPS (In $ per share)	($0.22)	$0.14	

Adjusted Segment EBITDA ($000´s)	Three months ended March 31, 2011	Three months ended March 31, 2010	% Change
River Business	6,788	5,761	18%
Offshore Supply Business	3,605	3,225	12%
Ocean Business	1,179	12,346	-90%
Total	11,572	21,332	-46%

- The most significant difference in Ocean segment EBITDA mainly due to the sale of our Capesize vessels in 2010

Ultrapetrol’s 1Q 2011 Highlights
(1) Includes discontinued operations
(2) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(3) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business
The q-o-q EBITDA difference per segment is summarized as follows:

On April 14, 2011, we reduced our debt voluntarily prepaying $15.0 million outstanding under the Banco BICE revolving facility together with accrued and unpaid interests to such date This $15.0 million credit line remains fully available for drawdown
As of March 31, 2011, we held cash & cash equivalents of $76.1 million

FINANCIAL HIGHLIGHTS RIVER *($000's)*	Three months ended March 31, 2011	Three months ended March 31, 2010	% Change
Net Tons Transported	**1,002,210**	**873,028**	**15%**
Revenues	**$31,276**	**$24,275**	29%
Voyage Expenses	(13,278)	(9,229)	44%
Running Costs	(8,308)	(6,420)	29%
Administrative and commercial expenses	(3,063)	(2,622)	17%
Other operating income (expenses)	433	(3)	
Investment in Affiliates	(100)	(30)	233%
Other net	(172)	(210)	-18%
Segment Adjusted EBITDA	**$6,788**	**$5,761**	**18%**

River Business 1Q 2011 Highlights
Increase in Voyage Expenses is mainly attributable to higher port and pushboat expenses, fuel consumption mainly generated by larger net tons transported, the new river container trade, neutral fuel price increases and general increases in voyage expenses during 1Q 2011 as compared to 1Q 2010
Running costs increased 29% mainly as a result of the increase in net tons transported and higher average crew and maintenance costs
1Q 2011 EBITDA was $6.8 million as opposed to $5.8 million in 1Q 2010
Efficiency initiatives begin to show our enhanced ability to carry larger volumes, increase revenues and improve margins
15% increase in net tons transported q-o-q
$7.0 million or 29% increase in Revenues (including demurrage) mainly explained by:
  Larger net tons transported
  $2.0 million increase due to fuel price adjustments (passthrough)
  River container trade
General increases in Voyage Expenses

Freight rates increased as a result of fuel price adjustments, as well as by average price increases and a more efficient cargo mix
Average freight levels (excluding fuel adjustments) increased by $0.60 per ton q-o-q
Voyage Expenses other than fuel expenses increased $1.8 per ton q-o-q mainly as a result of our
River Container Trade which increased the number of third party harbor tugs and port expenses
Our average running costs per ton increased 16% q-o-q mainly due to crew cost and maintenance increases compounded by revaluations of local currencies against the U.S. dollar
1Q 2011 vs 1Q 2010 - Breakdown per Net Ton Transported
(In $ / Ton)	1Q 2011	1Q 2010	Difference
Average Freight Rate	$29.17	$26.54	9.9%
Difference	+$2.63
Of which
Fuel adjustment explains	$2.03, or 7.6%
Average price increases and cargo mix explain	$0.60 or 2.3%
(In $ / Ton)	1Q 2011	1Q 2010	Difference
Net Fuel Expense per Metric Tonne	$6.17	$7.42	-$1.3 or 17%
Voyage Expenses other than fuel	$4.90	$3.15	+$1.8 or 56%

Increase in Running Costs	$1.14 or 16.0%

Paraguayan Seeded Area & Production (1)

Seeded Area
Production
10-year CAGR: 9%
Million Hectares & Tons
9
8
7
6
5
4
3
2
1
0
3.5
3.5
4.5
3.9
4.0
3.6
5.9
6.9
4.0
7.2
8.1
1.4
1.4
1.6
1.9
2.0
2.4
2.4
2.7
2.6
2.7
2.8
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011 (P)

10-year CAGR: 16%
Production (In Million Tons)
7
6
5
4
3
2
1
0
1.3
1.1
1.6
1.8
1.9
2.3
4.2
4.4
4.6
3.5
6.0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010 (E)

- Normal rainfall secured a significant 2011 crop ➔ Seeded area & production have more than doubled in a decade

Paraguayan Soybean & Brazilian Iron Ore Production Trend & Outlook
USDA soy production estimate for 2011: 8.1 million tons
(1) Source: USDA Foreign Agricultural Service - Updated May 4, 2011
(2) Industry Sources
2011 expected crop = 2010 crop + 13%
Our River Business operates the largest and most modern fleet in Hidrovia We have purchased 3 additional pushboats to further enhance our operation in anticipation of crop season
Re-engining continues as planned Two fuel-engined pushboats already in operation and three under conversion, two of which will enter into service at the end of 2Q 2011 - Potential $13.0 million in fuel cost savings annually
Hidrovia Regional Iron Ore Production (2)

2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
1,041,496
133,036
130,000
130,000
130,000
130,000
1,694,532
2,347,568
December 31, 2010 - 2015 63% base actual increase
Approximately 125% of existing fleet
31-Dec-10
2011
2012
2013
2014
2015
Total 1 Shift
Total 2 Shifts

Building jumbo-sized barges estimated to be 40% cheaper
than alternative cost of acquiring barges
Pro-Forma Static Capacity Potential Growth(1)
(Capacity in DWT)
(1) Pro-forma static capacity growth is based on the assumption of the production of one dry barge per week. There can be no assurance that such number of barges will be built over the period presented, and all results and data (except as of December 31, 2010) presented herein are subject to change.
Total
potential
capacity If
full second
shift is
successfully
implemented
Most Modern Automated Barge Building Shipyard in South America
Hidrovia barge fleet will require substantial capacity replacement in the years to come Yard investment
Yard produced 21 jumbo tank barges until February 2011 (close to 60% growth of end 2009 tanker fleet capacity)
Have been producing jumbo dry barges thereafter - Plan to deliver one per week (1 Jumbo = 1.66 Mississippi type barges)
Six jumbo dry barges sold profitably to a third party
Ability to double-up production with operation of a full second shift
Total capacity working
one shift
By December 31, 2015

Estimated Pro-Forma EBITDA
Revenue & EBITDA (In $ Millions)
200
180
160
140
120
100
80
60
40
20
-
185.5
68.0
Pro-Forma 2015
Revenues
EBITDA

Re-engining
 Zonda I ‘s fuel-based engines in conjunction with its
 high HP have shown great efficiencies in terms of fuel
 consumption as well as speed lower cost per ton
 transported
 In January 2011, our second re-engined pushboat,
 Cavalier X, has commenced operation
  Pushboats Pampero I and Asuncion on dry-dock for
 final stages re-engining - estimated deliveries in 2Q 2011
 Seven additional pushboats are set to be re-engined
 until mid 2013 as part of our original re-engining
 program - Potential annual savings: $13.0 million
 On March 23, 2011, the three additional secondhand
 pushboats acquired in USA during February 2011 arrived
 in the Hidrovia - Investment ~ $4.5 million
(1) BunkerWorld: Spot gap between IFO 380 and Diesel on Singapore as of August 11, 2010 - as of March 11: Approx. $230 / m3
Estimated Pro-Forma EBITDA Assumptions
 Dry and Tank barge annual rotation as per historical average
 Flat average freight per ton based on current contract prices with clients
 Estimated tons transported 2015: 7.4 million
 PF 2015 EBITDA Margin of 36.7% on account of:
 Re-engining savings associated with the price differential between Gas Oil and Heavy Fuel: ~ $13.0 million on $214.50 / m3 price gap(1)
 and 2015 estimated fuel consumption of 60,700 MT
 Expected increase of 63% in static capacity should increase revenues proportionally by 63% for the period December
 2010-2015 This corresponds to working one shift in the yard
Impact of Growth Initiatives - Estimated Pro-Forma EBITDA

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY *($000's)*	**Three months ended March 31, 2011**	**Three months ended March 31, 2010**	**% Change**
Revenues	**$12,673**	**$12,210**	4%
Voyage Expenses	(884)	(1,074)	-18%
Running Costs	(7,577)	(6,461)	17%
Administrative and commercial expenses	(1,974)	(1,915)	3%
Other operating income	1,349	610	121%
Net income (loss) attributable to non-controlling interest in subsidiaries	18	(148)	
Other net	-	3	
Segment Adjusted EBITDA	**$3,605**	**$3,225**	**12%**

UP AGUA-MARINHA

Offshore Supply Business 1Q 2011 Highlights
Our revenues increased 4% in 1Q 2011 on account of:
  A full quarter operation of our UP Esmeralda and UP Safira which had fewer operational days during 1Q
 2010 due to their positioning from the North Sea to Brazil in addition to time lost for their registration in
 Brazil prior to entering service under their long term charter to Petrobras in February 2010
Decrease in voyage expenses resulted mainly from the positioning expenses of UP Esmeralda and UP Safira from the North Sea to Brazil during the first quarter of 2010 as opposed to the positioning of only one PSV, our
UP Turquoise, from China to Brazil in the same period of 2011
Increase in running costs is mainly attributable to to the partial operation of our UP Turquoise which was delivered to us on December 20, 2010, coupled with a general increase in crew and maintenance costs

30,000
25,000
20,000
15,000
10,000
5,000
$ / Day
25,278
17,970
25,151
20,988
28,177
28,416
FY 2008
FY 2009
FY 2010
1Q 2009
1Q 2010
1Q 2011
UP AGUA-MARINHA

Offshore Supply Business 1Q 2011 Overview
(1) Company calculations / data - Total revenues divided by number of available ship days
(2) Includes income related to delay and loss of hire insurances in 2008 - basis calendar days
(3) Excludes time lost of UP Esmeralda and UP Safira in 1Q 2010 due to positioning / waiting to commence long-term employment in Brazil
(4) First contract expires on September, 2012
  We currently employ 7 PSVs in
Brazil on 2-4 year term contracts
with Petrobras at strong rates (4)
North Sea (2008-09) & Brazilian Fleet Average Daily Gross Earnings (1) (2)
(3)
In March 2011, our first Chinese newbuilding entered into a 4-year contract with
Petrobras at $30,350
5 additional vessels are to join our current fleet between 2Q 2011 and 2012

NEW VESSELS AND PURCHASE OF NEW EQUIPMENTS
Petrobras critical resources demand will drive Brazilian and international industry

Critical Resources	Current Situation (Dec/09)	Delivery Plan (to be contracted) Accumulated Value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	5	26	31	53*
Supply and Special Vessel	254	465	491	504
Production Platforms SS e FPSO	41	53	63	84
Others (Jacket and TLWP)	79	81	83	85

Supply Vessel

Drilling Rigs

Production Platform (FPSO)

26 RIGS CONTRACTED, 28 MORE TO BE BUILT BY 2020:
- Until 2013: 13 rigs contracted before 2008 and 1 rig relocated from international operations*; +12 new rigs contracted in 2008 , through international bidding;
- 2013-2020: Bidding process in progress, to contract 28 rigs to be built in Brazil.

STRATEGIC PLAN PETROBRAS 2020

PETROBRAS

* The rig reallocated from international operations, expire in 2015, so it is not considered in the 2020 accumulated value

16

Number of Vessels
120
100
80
60
40
20
0
111
40
8
1
2011
2012
2013
2014

Well positioned to profit from current & future developments in booming brazilian market: $224 Bn CAPEX
Source: Petrobras Website
(1) O’Keefe Consultancy as of February 17, 2011
(2) PFC Energy
(3) Petrobras’ Press Release dated April 29, 2011
Petrobras’ expansion is poised to drive the
brazilian offshore demand for PSVs
Vessel demand will almost double (+211) in three
years from 254 in 2010 to 465 in 2013
PSV orderbook unlikely to meet initial expected
demand
Ultrapetrol is in a beneficial position due to
upcoming PSV deliveries
+4,000 dwt PSV Orderbook (1)
Total: 160 Vessles
Petrobras closed 2010 as the world’s third largest energy company in terms of market capitalization (2)
2010-2014 Business Plan suggests a $224.0 billion investment which includes 26 oil rigs contracted and 28 to be built by 2020 - $73.0 billion in Pre-Salt
Latest review of Pre-Salt development area extended recoverable volume potential beyond 8 Bn boe This couples with the 5 Bn boe acquired in the Transfer of Rights (3)
Since the first Master Plan in 2008, 8 drilling rigs have been put into operation and 5 are expected to begin activities in the next 3 months (3)
These
developments
may push demand
and PSV rates up
further in the
future

Vessel	Capacity (dwt)	Deck Area	Year Built	Market	Status
UP Safira	4,200	840 m^2	2005	Brazil	Chartered
UP Esmeralda	4,200	840 m^2	2005	Brazil	Chartered
UP Topazio	4,200	840 m^2	2006	Brazil	Chartered
UP Agua-Marinha	4,200	840 m^2	2006	Brazil	Chartered
UP Diamante	4,200	840 m^2	2007	Brazil	Chartered
UP Rubi	4,200	840 m^2	2009	Brazil	Chartered
UP Turquoise	5,250	1,020 m^2	2010	Brazil	Chartered
Subtotal	**30,450**	**6,060 m^2**			

Vessel	Capacity (dwt)	Deck Area	Status	Expected Delivery
UP Jasper	5,250	1,020 m^2	Close to Delivery	May/June 2011
UP Jade	4,200	840 m^2	Keel Laid	3Q 2011
UP Amber	4,200	840 m^2	Keel Laid	1Q 2012
UP Pearl	4,200	840 m^2	Keel Laid	4Q 2011
UP Onyx	4,200	840 m^2	Keel Laid	2012
Subtotal	**22,050**	**4,380 m^2**

Young and hi-spec Offshore Supply Fleet
Fleet under construction
Fleet in Operation
Presently uncommitted
expected to be placed on
long-term charters
Operating under long-term
charters with Petrobras 2-4
years remaining in contract
4-year charter to Petrobras
at $30,350
Note: Scheduled deliveries according to shipyards - These delivery dates have been delayed and should therefore not be considered as final

$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Gross Profit
$54.7
$62.6
$70.5
$78.4
$86.3
$26,000
$28,000
$30,000
$32,000
$34,000
TCE ($/day)

Gross Profit Contribution(1) of PSV Fleet - Illustrative TCE ($/day)
($ in millions)
(1) Gross profit contribution calculated as net revenues less voyage expenses (assumed at 6.1% of revenues) and running costs ($11,000 per day) based on historical averages (i.e. vessel EBITDA before overhead expense).
Average 1Q 2011 Gross Daily Earnings: $28,416
2010 Segment Gross Profit Contribution: $24.6 million
Offshore Supply Fleet Growth Illustrator
Basis 12 Vessels

Estimated Pro-Forma EBITDA

140
120
100
80
60
40
20
-
Revenues & EBITDA (In millions)
121.9
58.2
2015 Pro-Forma
Revenues
EBITDA

Estimated Pro-Forma EBITDA - Offshore Supply Business
Estimated Pro-Forma EBITDA Assumptions
 2015 Pro-Forma based on the operation of our twelve PSVs (seven operating + five currently under construction)
 Average gross daily earnings for NB vessels: consistent with average actually obtained by our fleet in 1Q 2011 (please refer to previous slide)
 Positioning costs of $350k per Newbuild (Voyage Expenses)
 Running Costs for NB vessels equivalent to average running costs of 1H 2010

FINANCIAL HIGHLIGHTS OCEAN *($000's)*	Three months ended March 31, 2011	Three months ended March 31, 2010	% Change
Revenues	**$14,373**	**$17,745**	-19%
Voyage Expenses	(4,291)	(2,740)	57%
Running Costs	(6,658)	(7,467)	-11%
Administrative and commercial expenses	(2,258)	(1,704)	33%
Other operating income (expenses)	-	(159)	-100%
Net gains on derivatives	-	9,103	-100%
Unrealized non-cash gains on FFAs	-	(2,501)	-100%
Investment in Affiliates	(9)	(15)	-40%
Net income attributable to non-controlling interest in subsidiaries	-	-	
Other net	22	84	-74%
Segment Adjusted EBITDA	**$1,179**	**$12,346**	**-90%**

AUSTRAL

Ocean Business 1Q 2011 Highlights
Decrease in revenues of 19% is mainly explained by :
  Sale of our Capesize vessels Princess Susana, Princess Nadia, Princess Marisol and Princess
 Katherine on December 10, 2009, January 28, 2010, April 23, 2010, and September 15, 2010,
 respectively
  Decrease in FFA net settlements which qualified as cash flow hedges under hedge accounting as a result of the finalization of our hedging activities through FFAs as from
 January 2011 as a result of the sale of our Capesize fleet during 2009 and 2010
  The re-delivery of the Mediator I, which was under bareboat charter to us, on October 6, 2010
Increase in Voyage Expenses is mainly driven by the operation of our container feeder vessels M.V. Asturiano and M.V. Argentino
Running Costs decreased mostly as a result of the sale of our Capesize vessels, partially offset by the operation of our M.V. Asturiano and M.V. Argentino
We no longer
have any
exposure to the
international dry
cargo market
  Partially offsetting this decrease is the entry into operation of our M.V. Asturiano and M.V. Argentino in April
 2010 and January 2011, respectively, into a feeder container service (typically the container trade will generate higher revenues but also higher expenses than net daily time charter hire earned by a bulk carrier or a tanker)
 and to the contractual hire adjustments of the charter rates of our Product Tankers to reflect higher running costs

 Our Tanker vessels are under term
 contracts with oil majors
 Operate in cabotage flag-restricted
 trades providing service transport
 services to local refineries
 Relatively stable operating
 environment
 Fleet consisting on four product
 tankers and one semi-integrated
 43,000 dwt product barge
 Charter rates have been adjusted
 as of late 2010 to reflect increases
 in operational costs
Ocean Business Dynamics
Product Tanker Fleet:

Feeder Container Line Monthly Loadings (1)
TEUs Transported
6,000
5,000
4,000
3,000
2,000
1,000
0
505
1,271
1,142
2,203
1,297
2,006
1,916
1,669
2,689
4,851
3,946
4,333
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11

Rio Grande do Sul
Buenos Aires
Montevideo
Bahia Blanca
Puerto Madryn
Punta Arenas (Chile)
Ushuaia (Argentina)

 TEU carrying capacity per vessel on long-distance routes
 is progressively increasing with fewer port calls Allows
 for feeder container services to distribute cargo locally
 We currently operate a fleet of two containership vessels
 operating in a flag-restricted trade in South America
 Vessels are currently calling Ushuaia, Buenos Aires,
 Bahía Blanca and Montevideo Primary route
 Growth opportunities
 Targeting 4-5 year payback ($5-6 million gross profit
 contribution for both vessels)
Container Business / Growth Potential in the Ocean Business
(1) TEUs assigned to the month when the commencement of operation took place
Second feeder container in service

Estimated Pro-Forma EBITDA (1)
80
70
60
50
40
30
20
10
-
Revenues & EBITDA (In $ millions)
75.4
14.7
2015 Pro-Forma
PF Revenues
PF EBITDA after G&A

Estimated Pro-Forma EBITDA Assumptions
 4 Tanker vessels at current average rates
 Tanker vessels’ average daily time charter and average daily running costs maintained at same levels as in August 2010
 Entry into operation of one additional container vessel in 2013 at utilization rates similar to M.V. Asturiano (Assumes a run rate in 2nd year of operation of each ship approximately $3.0 million GPC per year)
Estimated Pro-Forma EBITDA - Ocean Business
(1) Company estimates - as previously filed in 6-K dated November 10, 2010

Aggregate Revenues & EBITDA (In Millions)
450
400
350
300
250
200
150
100
50
0
185.5
68
121.9
58.2
75.4
14.7
382.8
140.9
River
Offshore
Ocean
Aggregate
Revenues
EBITDA

Note: The estimated pro-forma revenues and EBITDA (Total and per segment) shown in this page are estimated on the basis of assumptions related to future volumes, pricing, availability of employment for our vessels, etc, which are not guaranteed. Real results could vary substantially from these estimates depending upon future circumstances including those out of the company’s control. For better understanding of these estimates please refer to “Forward Looking Statements” in the second slide of this presentation.
Aggregate 2015 Estimated Pro-Forma EBITDA

In thousands of dollars	FY 2011	FY 2012	Total
River Business			
Barge Building/Repowering/Rebottoming	37,510	37,840	75,350
Purchase & Transportation of Pushboats	4,450	-	4,450
Total River Business	**41,960**	**37,840**	**79,800**
Offshore Supply Business			
5 PSVs Under Construction	31,678	13,209	44,887
Dry docks	1,800	1,800	3,600
Total Offshore Supply Business	**33,478**	**15,009**	**48,487**
Ocean Business			
Dry docks	1,691	400	2,091
Total Ocean Business	**1,691**	**400**	**2,091**
Ultrapetrol Total CAPEX	**77,129**	**53,249**	**130,378**

  Cash & Cash Equivalents as of March 31, 2011 of $76.1 million
  Undrawn portion of DVB / Natixis loan agreement as of March 31, 2011: $66 million
  Undrawn portion of a DVB / Security loan agreement as of March 31, 2011: $20.0 million
 $27.7 million in CAPEX already spent in 2011
This table is provided as a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.
Expected Expansion - CAPEX Program
FY 2011- FY 2012 Total CAPEX = $130.4 million

($000's)	Three months ended March 31, 11	Three months ended March 31, 10	% Change
Revenues			
Attributable to River Business	$31,276	$24,275	29%
Attributable to Offshore Supply Business	12,673	12,210	4%
Attributable to Ocean Business	14,373	17,745	-19%
Total revenues	**58,322**	**54,230**	**8%**
Voyage expenses			
Attributable to River Business	(13,278)	(9,229)	44%
Attributable to Offshore Supply Business	(884)	(1,074)	-18%
Attributable to Ocean Business	(4,291)	(2,740)	57%
Total voyage expenses	**(18,453)**	**(13,043)**	**41%**
Running costs			
Attributable to River Business	(8,308)	(6,420)	29%
Attributable to Offshore Supply Business	(7,577)	(6,461)	17%
Attributable to Ocean Business	(6,658)	(7,467)	-11%
Total running costs	**(22,543)**	**(20,348)**	**11%**
Amortization of Dry Dock & Intangible Assets	(1,092)	(924)	18%
Depreciation of Vessels and Equipment	(8,108)	(7,799)	4%
Loss on write-down vessels	0	0	
Administrative and commercial expenses	(7,295)	(6,241)	17%
Other operating income	1,782	448	298%
Operating profit	**$2,613**	**$6,323**	**-59%**
Attributable to River Business	2,322	1,975	18%
Attributable to Offshore Supply Business	1,445	1,709	-15%
Attributable to Ocean Business	(1,154)	2,639	
Segment Adjusted EBITDA			
Attributable to River Business	6,788	5,761	18%
Attributable to Offshore Supply Business	3,605	3,225	12%
Attributable to Ocean Business	1,179	12,346	-90%
Discontinued Operations	0	(514)	
Financial Income	162	92	76%
Other financial expense	184	(1,281)	
Adjusted EBITDA	**$11,918**	**$19,629**	**-39%**

Quarter-on-Quarter Ultrapetrol’s Selected Statement of Operation Data

($000's)	Three months ended March 31, 2011	Three months ended March 31, 2010
Revenues	$58,322	$54,230
Voyage Expenses	(18,453)	(13,043)
Running Costs	(22,543)	(20,348)
Depreciation and amortization	(9,200)	(8,723)
Administrative and commercial expenses	(7,295)	(6,241)
Other operating income	1,782	448
Operating income	**2,613**	**6,323**
Financial expense and other Financial expenses	(8,558)	(7,452)
Financial Income	162	92
Net Gains on Derivatives, net	-	9,103
Investment in Affiliates	(109)	(45)
Other, net	(150)	(123)
Income Taxes	(1,659)	590
Net income (loss) attributable to non-controlling interest in subsidiaries	18	(148)
Net (loss) income from continuing operations	**(7,683)**	**8,340**
Basic EPS from continuing operation	($0.26)	$0.28
Net (loss) from discontinued operation	-	(515)
Basic EPS from discontinued operation	-	($0.02)
Net (loss) income attributable to Ultrapetrol (Bahamas) Ltd	**($7,683)**	**$7,825**
EPS (In USD)	($0.26)	$0.26
Adjusted EBITDA	**$11,918**	**$19,629**
Adjustments to net Income as reported		
Income tax on Exchange Variance Provision	1,130	(1,102)
Non-cash (gains) losses on FFAs [1]	-	(2,501)
Adjusted net (loss) income	**($6,553)**	**$4,222**
Adjusted EPS (In $ / share)	**($0.22)**	**$0.14**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation
Quarter-on-Quarter Ultrapetrol’s Income Statement

($000's)	At March 31, 2011	At December 31, 2010
ASSETS		
Cash & Cash Equivalents	$76,084	$105,570
Accounts Receivables	29,906	24,675
Other Current Assets	41,733	32,750
Vessels and Equipment, Net	631,980	612,696
Non-current Other Receivables	4,638	5,796
Non-current Restricted Cash	1,183	1,183
Other Non-current Assets	40,686	41,127
TOTAL ASSETS	**$826,210**	**$823,797**
LIABILITIES & EQUITY		
Accounts Payable	27,637	24,054
Accrued Interest	8,460	2,278
Current Portion of Long-term Financial Debt	28,116	27,586
Other Current Liabilities	9,612	10,759
Long-term Financial Debt	471,599	471,793
Deferred Income Tax Liability	17,490	16,142
Non-current Other Payables	1,423	2,391
UPB Shareholder's Equity	256,560	263,463
Non-controlling interest in subsidiaries	5,313	5,331
TOTAL LIABILITIES & EQUITY	**$826,210**	**$823,797**

Ultrapetrol’s Balance Sheet

Yearly Capital Repayments Excluding Repayment of $180.0 million
Note in 2014 & $80.0 million Note in 2017
Principal Repayments (In $ millions)
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
27.6
20.8
24.9
19.3
19.3
40.7
26.8
16.0
30.3
6.8
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Balanced yearly principal repayments in the medium term
No refinancing in the short and medium term
Our $180.0 million note does not have any loan to value ratios to be maintained and has bullet repayment in 2014
Our $80.0 million convertible note is senior unsecured with a bullet repayment in 2017 (if not converted)
All of our long term loans are conservatively structured with loan to value ratios that match current values
Debt Repayment Schedule

Thank You
Q & A

($000's)	At March 31, 2011	At March 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**($7,701)**	**$7,973**
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss from discontinuing operations	-	515
Depreciation of vessels and equipment	8,108	7,799
Amortization of dry docking	1,048	750
Expenditure for dry docking	(1,305)	(2,102)
Gains on derivatives, net	-	(9,103)
Amortization of intangible assets	44	174
(Gain) Loss on sale of vessels	-	188
Share-based compensation	289	350
Debt issuance expense amortization	518	303
Net loss (gain) from investment in affiliates	109	45
Allowance for doubtful accounts	-	84
Loss on write-down of vessels	-	-
Changes in assets and liabilities:		
Decrease (increase) in assets:		
Accounts receivable	(5,231)	(9,943)
Receivable from related parties	-	-
Other receivables, operating supplies and prepaid expenses	(7,558)	(3,037)
Other	428	1,578
Increase (decrease) in liabilities:		
Accounts payable	3,612	2,606
Payable to related parties	6,182	3,857
Other	(585)	(964)
Net cash provided by operating activities from continuing operations	**($2,042)**	**$1,073**
Net cash (used in) provided by operating activities from discontinued	**$0**	**($431)**
Total cash flows from operating activities	**($2,042)**	**$642**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of vessels and equipment	(27,711)	(14,085)
Net (increase) decrease in funding cash collateral of foward freight agreements	-	-
Cash settlements on FFAs	-	819
Proceeds from disposals of vessels	-	14,112
Net cash (used in) investing activities from continuing operations	**(27,711)**	**846**
Net cash provided by investing activities from discontinued operations	**-**	**$1,950**
Total cash flows (used in) investing activities	**($27,711)**	**$2,796**
CASH FLOWS FROM FINANCING ACTIVITIES		
Scheduled repayments of long-term financial debt	(3,114)	(2,615)
Proceeds from issuance of 7.25% Senior Convertible Notes, net of issuance	-	-
Proceeds from long-term financial debt	3,450	-
Increase in Restricted Cash, and Other	(69)	(14,958)
Net cash (used in) financing activities from continuing operations	**267**	**(17,573)**
Net (decrease) in cash and cash equivalents	**($29,486)**	**($14,135)**
Cash and cash equivalents at the beginning of year	**$105,570**	**$53,201**
Cash and cash equivalents at the end of period	**$76,084**	**$39,066**

Appendix

($000's)	River	Offshore Supply	Ocean	TOTAL
	First Quarter Ended March 31,2011			
Segment operating (loss) profit	$2,322	$1,445	($1,154)	$2,613
Depreciation and amortization	4,738	2,142	2,320	9,200
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(100)	18	(9)	(91)
Other net	(172)	-	22	(150)
Segment Adjusted EBITDA	**$6,788**	**$3,605**	**$1,179**	**$11,572**
Items not included in Segment Adjusted EBITDA				
Financial income				162
Other financial expenses				184
Adjusted Consolidated EBITDA from continuing operations				$11,918
Adjusted Consolidated EBITDA from discontinued operations				$0
Adjusted Consolidated EBITDA				**$11,918**

Appendix (cont’d)
Segment operating profit (loss) to Adjusted EBITDA reconciliation

($000's)	River	Offshore Supply	Ocean	TOTAL
	Three months Ended March 31, 2010			
Segment operating profit	$1,975	$1,709	$2,639	$6,323
Depreciation and amortization	4,026	1,661	3,036	8,723
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(30)	(148)	(15)	(193)
Net gains on derivatives	-	-	9,103	9,103
Non-cash (gains) losses on derivatives, net			(2,501)	(2,501)
Other net	(210)	3.00	84	(123)
Segment Adjusted EBITDA	**$5,761**	**$3,225**	**$12,346**	**$21,332**
Items not included in Segment Adjusted EBITDA				
Financial income				92
Other financial expenses				(1,281)
Adjusted Consolidated EBITDA from continuing operations				$20,143
Adjusted Consolidated EBITDA from discontinued operations				($514)
Adjusted Consolidated EBITDA				**$19,629**

Appendix (cont’d)
Segment operating profit (loss) to Adjusted EBITDA reconciliation